November 16, 2010

Mr. H. Christopher Owings
Assistant Director, United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
October 13, 2010 Comment Letter to Pennichuck Corporation, for the Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 4, 2010, the Definitive Proxy Statement on Schedule 14A filed March 26, 2010, the Form 10-Q for the Fiscal Period Ended March 31, 2010, as Amended filed May 21, 2010, and the Form 10-Q for the Fiscal Period Ended June 30, 2010 filed August 5, 2010; File No. 000-18552

Dear Mr. Owings,

I am sending this letter to you, on behalf of Pennichuck Corporation (“PNNW”), in response to the above referenced comment letter, and in conformity with the requirements specified within the letter relating to a timely response to the comments and inquiries included therein. Please be advised that PNNW has been unable to complete its response its original requested response date of November 15, 2010 and intends to respond in full to this comment letter by November 24, 2010, in order to allow time for management to prepare a complete response and review the same with the PNNW Audit Committee.

Should you have any additional questions, comments or needs, please contact me directly at (603)-913-2309, or via fax at (603) 913-2344.

Sincerely,

/s/ Thomas C. Leonard
Thomas C. Leonard
Chief Financial Officer

Pennichuck Corporation

CC: Larry Goodhue, Controller, Pennichuck Corporation